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                  UNITED STATES
       SECURITIES AND EXCHANGE COMMISSION
             Washington, D.C.  20549

                  SCHEDULE 13D
                (RULE 13d - 101)

Information to be included in statements filed pursuant to
13d-1(a) and amendments thereto filed pursuant to 13d-2(a)
(Amendment No.   8  )*

Zoll Medical Corporation
(Name of Issuer)

Common Stock, $.02 par value
(Title of Class of Securities)

989922109
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen,
P.C., 551 Fifth Avenue, 18th Floor, New York, New York  10176,
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 11, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
(Page 1 of 14 Pages)
1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
   ONLY)
        Elliott Associates, L.P., a Delaware Limited
        Partnership

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   (a)
   (b)

3  SEC USE ONLY

4  SOURCE OF FUNDS*
        00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7  SOLE VOTING POWER
        476,100

8  SHARED VOTING POWER
        0

9  SOLE DISPOSITIVE POWER
        476,100

10 SHARED DISPOSITIVE POWER
        0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
        476,100

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.69%

14 TYPE OF REPORTING PERSON*
        PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
   ONLY)
        Westgate International, L.P., a Cayman Islands
        Limited Partnership

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   (a)
   (b)

3  SEC USE ONLY

4  SOURCE OF FUNDS*
        00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7  SOLE VOTING POWER
        0

8  SHARED VOTING POWER
        476,100

9  SOLE DISPOSITIVE POWER
        0

10 SHARED DISPOSITIVE POWER
        476,100

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
   REPORTING PERSON
        476,100

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.69%

14 TYPE OF REPORTING PERSON*
        PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
   ONLY)
        Martley International, Inc., a Delaware corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   (a)
   (b)

3  SEC USE ONLY

4  SOURCE OF FUNDS*
        00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7  SOLE VOTING POWER
        0

8  SHARED VOTING POWER
        476,100

9  SOLE DISPOSITIVE POWER
        0

10 SHARED DISPOSITIVE POWER
        476,100

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
   REPORTING PERSON
        476,100

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.69%

14 TYPE OF REPORTING PERSON*
        CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

   This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, $.02 par value (the "Common Stock") of Zoll Medical Corporation (the "Issuer") beneficially owned by the Reporting Persons specified herein as of November 13, 1998 and amends and supplements the
Schedule 13D dated January 8, 1998, as amended on January 23, 1998, February 20, 1998, April 17, 1998, May 11, 1998, May 26,
1998, August 3, 1998 and September 10, 1998 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 4. Purpose of Transaction

   Each of Elliott and Westgate acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. Martley has acted as investment manager with respect to Westgate's acquisition of beneficial ownership of Common Stock.

   Depending upon market conditions and other factors that it may deem material, including the Issuer's adoption and possible deployment of a "Poison Pill" in the form of a Stockholders Rights Plan (the "Plan"), each of Elliott and Westgate may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

   As disclosed in Amendment #6 to the Schedule 13D, on August 3, 1998 Elliott and Westgate filed a complaint (the "Complaint") against the Issuer and its Board of Directors with the U.S. District Court in the District of Massachusetts (the "Litigation") to protect their rights as shareholders of Common Stock in response to the Issuer's adoption of the Plan and management's failure to make itself available to meet with Elliott and Westgate following the introductory meeting. The Complaint asked the Court to grant declaratory relief (i) that the Issuer cannot move the date of its next annual shareholders' meeting so as to prevent Elliott and Westgate from nominating candidates for director and making shareholder proposals and (ii) that the Issuer cannot declare Elliott and Westgate "Adverse Persons" under the Plan as a result of nominating such candidates and making such proposals. Representatives of Elliott and Westgate met with the Issuer's management on August 19, 1998 and subsequently conducted several conference calls in an attempt to settle the Litigation. However, to date, no such settlement has been reached. Elliott and Westgate may continue to hold discussions with the Issuer's management regarding the Litigation and increasing shareholder value.

   As disclosed, and more fully described, in Amendment #7 to the Schedule 13D, as required by a Stipulation dated September 2, 1998 that Elliott and Westgate entered into with the Issuer in connection with the Litigation, Elliott and Westgate sent the Issuer a letter on September 8, 1998 (the "Letter") identifying, if and to the extent Elliott and Westgate determine to go forward with a proxy contest, (i) two shareholder resolutions Elliott and Westgate intend to propose to the Issuer's shareholders at the Issuer's 1999 Annual Meeting of Shareholders (the "Meeting"), (ii) certain biographical information concerning Dr. James W. Biondi and Dr. Michael W. Cleman, the two individuals Elliott and Westgate intend to nominate for election to the Issuer's Board of Directors at the Meeting, and (iii) the platform on which such nominees would run.

   On November 10, 1998, Elliott and Westgate delivered a notice (the "Notice") to the Issuer nominating Dr. Biondi and Dr. Cleman for election as directors of the Issuer at the Meeting and proposing the two shareholder resolutions described in the Letter. A copy of the Notice is attached to this Schedule 13D as Exhibit C. Elliott and Westgate filed a motion for a preliminary injunction on November 4, 1998 in order to prevent the Issuer from declaring Elliott and Westgate "Adverse Persons" by reason of delivering the Notice and soliciting proxies for the election of the directors and the passage of the proposals described therein. The court has not yet ruled on such motion.

   The first shareholder resolution contained in the Notice urges the Issuer's Board of Directors promptly to engage an independent, nationally recognized investment bank to analyze and recommend strategies to maximize shareholder value, including, without limitation, a partial-tender or open-market stock repurchase program and/or possible business combinations.

   The second shareholder resolution contained in the Notice urges the Issuer's Board of Directors promptly to amend the Plan to do the following:

   (i) eliminate the Issuer's ability to trigger the poison pill under the Plan by declaring a shareholder to be an "Adverse Person", and

   (ii) amend the Plan to provide that (a) a shareholder may acquire up to 20% of the outstanding Common Stock
   (as opposed to 15% as the Plan currently provides) before the poison pill under the Plan can be triggered, and (b) the shareholders have the right to vote whether to redeem the poison pill under the Plan if a favorable offer (generally defined as an offer at a 25% or greater premium to the market) has been outstanding for a significant period of time.

   These shareholder proposals are advisory in nature and would not be binding on the Issuer's Board of Directors.

   The two nominees named in the Notice, Dr. Biondi and Dr. Cleman, would run on a platform to maximize shareholder value through the support of the resolutions described above and the support of other strategies they believe could increase shareholder value, such as recommending unstaggering the Issuer's Board of Directors so that there is only one class of directors and recommending engaging an independent, nationally recognized management consulting firm to review the Issuer's operations and make recommendations on optimizing the Issuer's cost structure.

   All references to and summaries of the Notice described in this Schedule 13D are qualified in their entirety by the information set forth in the full text of the Notice attached hereto as Exhibit C. The Notice should be read in its entirety for a more complete description of Elliott's and Westgate's proposals and the information contained therein.

   If Elliott and Westgate are successful in obtaining the relief sought in the Complaint, they will likely solicit proxies for the election of the two directors identified in the Notice at the Meeting and for the support of the shareholder resolutions described in the Notice.

      None of Elliott, Westgate or Martley currently has any definitive plans or proposals, other than those described above, which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

                           SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:
November 13, 1998       ELLIOTT ASSOCIATES, L.P.


                        By: /s/ Paul E. Singer
                              Paul E. Singer
                              General Partner



                        WESTGATE INTERNATIONAL, L.P.

                        By: Martley International, Inc.,
                              as attorney-in-fact


                              By: /s/ Paul E. Singer
                                    Paul E. Singer
                                    President



                        MARTLEY INTERNATIONAL, INC.


                              By: /s/ Paul E. Singer
                                    Paul E. Singer
                                    President

                              Exhibit C

November 9, 1998



BY FEDERAL EXPRESS AND CERTIFIED MAIL, RETURN RECEIPT
REQUESTED

Zoll Medical Corporation
32 Second Avenue
Burlington, Massachusetts 01803-4420
Attention: Clerk


Re:   Nominations for Director and Stockholder Proposals

Ladies and Gentlemen:

      A.    NOMINATIONS

      In accordance with Article II, Section 3 of the By-laws of Zoll Medical Corporation ("Zoll") we, Elliott Associates, L.P. ("Elliott") and Westgate International, L.P. ("Westgate"), hereby nominate the following two (2) individuals for election as Class I Directors of Zoll at Zoll's 1999 Annual Meeting of Stockholders (or a special meeting held in lieu thereof).

      1.    James W. Biondi, M.D.

      Dr. Biondi, age 42, has, as his principal occupation during the past five (5) years, served as Chairman of Cardiopulmonary Corp., as well as its Chief Executive Officer and President, and has been an Adjunct Assistant Professor of Medicine at Yale University School of Medicine. As of the date of this notice Dr. Biondi beneficially owns 1,000 shares of Zoll's common stock.

      Within the last five (5) years (i) no petition under the Federal bankruptcy laws or any state insolvency laws has been filed by or against Dr. Biondi, (ii) Dr. Biondi has not been convicted in, or named the subject of, any criminal proceeding (excluding traffic violations and other minor offenses), (iii) Dr. Biondi has not been found by any court of competent jurisdiction to have violated any Federal or state securities laws or Federal commodities laws, which judgment or finding has not been subsequently reversed, suspended or vacated, and
(iv) Dr. Biondi has not been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated of any court of competent jurisdiction or any Federal or state governmental or quasi-governmental agency, authority or commission enjoining him or otherwise limiting him from engaging in any type of business practice or in any activity in connection with the purchase or sale of any security or commodity.

      Dr. Biondi's business address is Cardiopulmonary
Corporation, 200 Cascade Boulevard, Milford, Connecticut
06460.  Dr. Biondi's residence address is 1601 Ridge Road,
North Haven, Connecticut, 06473.

      2.    Michael W. Cleman, M.D.

      Dr. Cleman, age 46, has, as his principal occupation during the past five (5) years, served as a Professor of Medicine and the Director of the Cardiac Catherization Laboratory at Yale University School of Medicine. As of the date of this notice Dr. Cleman beneficially owns 1,000 shares of Zoll's common stock, par value $.02 ("Common Stock").

      Within the last five (5) years (i) no petition under the Federal bankruptcy laws or any state insolvency laws has been filed by or against Dr. Cleman, (ii) Dr. Cleman has not been convicted in, or named the subject of, any criminal proceeding (excluding traffic violations and other minor offenses), (iii) Dr. Cleman has not been found by any court of competent jurisdiction to have violated any Federal or state securities laws or Federal commodities laws, which judgment or finding has not been subsequently reversed, suspended or vacated, and
(iv) Dr. Cleman has not been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated of any court of competent jurisdiction or any Federal or state governmental or quasi-governmental agency, authority or commission enjoining him or otherwise limiting him from engaging in any type of business practice or in any activity in connection with the purchase or sale of any security or commodity.

      Dr. Cleman's business address is Yale University School of Medicine, Section of Cardiovascular Medicine, 333 Cedar Street, P.O. Box 208017, 3-FMP, New Haven, Connecticut 06520-8017. Dr. Cleman's residence address is 15 Homewood Road, Woodbridge, Connecticut 06525.

      Besides Dr. Biondi and Dr. Cleman, each of whom is supporting his own respective nomination, neither Elliott nor Westgate is aware of any other stockholder of Zoll who is supporting either of the above-mentioned nominees as of the date of this notice (as the record date for Zoll's 1999 Annual Meeting of Stockholders has not yet been made publicly available).

      Elliott's business address, as it appears on Zoll's stock transfer books, is C/O STONINGTON MGMT CORP 712 FIFTH AVE 36TH FL NEW YORK NY 10019-4108. Elliott is the record holder of 1,000 shares of Common Stock and is the beneficial owner of 476,100 shares of Common Stock, each as of the date of this notice (as the record date for Zoll's 1999 Annual Meeting of Stockholders has not yet been made publicly available). Elliott's name appears on Zoll's stock transfer books as "ELLIOT ASSOCIATES L P."

      Westgate's business address, as it appears on Zoll's stock transfer books, is C/O STONINGTON MGMT CORP 712 5TH AVE FL 36 NEW YORK NY 10019-4108. Westgate is the record holder of 1,000 shares of Common Stock and is the beneficial owner of 476,100 shares of Common Stock, each as of the date of this notice (as the record date for Zoll's 1999 Annual Meeting of Stockholders has not yet been made publicly available). Westgate's name appears on Zoll's stock transfer books as "WESTGATE INTERNATIONAL LP."

      Neither Elliott nor Westgate represents any shares of Common Stock or any other securities of Zoll by proxy as of the date of this notice (as the record date for Zoll's 1999 Annual Meeting of Stockholders has not yet been made publicly available). Neither Elliott nor Westgate beneficially owns any shares of Zoll's stock except as listed above.

      Each of Elliott and Westgate hereby represents that it, or its representatives, intends to appear in person at Zoll's 1999 Annual Meeting of Stockholders (or a special meeting held in lieu thereof) to nominate Dr. Biondi and Dr. Cleman for election as Class I Directors of Zoll.

      Neither Elliott nor Westgate has any arrangements or understandings with either Dr. Biondi or Dr. Cleman pursuant to which such nominations are being made by Elliott and Westgate.


      B.    STOCKHOLDER PROPOSALS

      In accordance with Article I, Section 3 of Zoll's By-laws, we, Elliott and Westgate, hereby give notice that we intend to bring the following two (2) stockholder proposals before Zoll's 1999 Annual Meeting of Stockholders (or a special meeting held in lieu thereof):

      1. "RESOLVED, that the stockholders of Zoll Medical Corporation (the "Company") hereby urge the Company's Board of Directors promptly to engage an independent, nationally recognized investment bank to analyze and recommend strategies to maximize stockholder value. Such strategies may include, without limitation, a partial-tender or open-market stock repurchase program, strategic marketing or business alliances, joint ventures, and/or possible business combinations."

      2. "RESOLVED, that the stockholders of Zoll Medical Corporation (the "Company") hereby urge the Company's Board of Directors promptly to amend the Company's Shareholder Rights Agreement dated as of June 8, 1998 (the "Agreement") such that:

            (a) Section 11(a)(ii)(B) of the Agreement is deleted in its entirety, along with all other references in the Agreement to the concept of an "Adverse Person" or the authority of the Board of Directors to declare a stockholder to be an "Adverse Person";

            (b)   The definition of the term "Acquiring
      Person" in Section 1(a) of the Agreement and the definition of the term "Grandfathered Person" in Section 1(p) of the Agreement are amended such that the references to 15% in each such subsection are changed to 20%; and all other appropriate amendments are made to the Agreement to effect and carry out the purpose and intent of these above-described amendments; and

            (c) A time limit is imposed on the Company's use of the "Rights Plan" contained in the Agreement as follows:

            If an offer is made to purchase all of the Company's common stock ("Common Stock"), the Company's Board of Directors shall redeem the rights issued to the holders of the Common Stock (the "Stockholders") pursuant to the Agreement no later than the end of the ninetieth (90th) day after such offer is first published or sent to the stockholders, unless a majority of the Stockholders approves not redeeming the rights at a Stockholders' meeting held prior to that ninetieth
      (90th) day. The Stockholders' meeting, though, must have a record date that is at least five (5) business days after the date the Company files its statement of position with respect to the offer in accordance with Rule 14e-2 of the Securities Exchange Act of 1934.

            However, this time limitation will apply in only the following situations:

            A. The offer has an expiration date that is at least ten (10) business days after that ninetieth (90th) day; and

            B.    The offer is for ALL of the outstanding
      shares of Common Stock and meets at least one of the following criteria:

                  (i)   The offer is for cash, is not subject
to any financing contingency and the person making the offer certifies that it has sufficient financing available to consummate the offer; and the offer price is at least 25% greater than the average closing price of the Common Stock on its principal market during the twenty (20) trading days prior to the date the offer is first publicly disclosed (such average closing price being the "Prior Market Price"); or

                  (ii)  The offer is either a tender offer or
an exchange offer and the average closing price of the Common Stock on its principal exchange during the five (5) trading days following the date on which the offer is first publicly announced is at least 25% greater than the Prior Market Price (as described in the prior paragraph).

                  However, if at the time the offer is first publicly disclosed, there is another offer to purchase all of the outstanding shares of the Common Stock outstanding and open, all of the references to "25%" in subparagraphs (i) and
(ii) above shall be changed to "10%."

      Elliott's business address, as it appears on Zoll's stock transfer books, is C/O STONINGTON MGMT CORP 712 FIFTH AVE 36TH FL NEW YORK NY 10019-4108. Elliott is the record holder of 1,000 shares of Common Stock and is the beneficial owner of 476,100 shares of Common Stock, each as of the date of this notice. Elliott's name appears on Zoll's stock transfer books as "ELLIOT ASSOCIATES L P."

      Westgate's business address, as it appears on Zoll's stock transfer books, is C/O STONINGTON MGMT CORP 712 5TH AVE FL 36 NEW YORK NY 10019-4108. Westgate is the record holder of 1,000 shares of Common Stock and is the beneficial owner of 476,100 shares of Common Stock, each as of the date of this notice. Westgate's name appears on Zoll's stock transfer books as "WESTGATE INTERNATIONAL LP."

      Neither Elliott nor Westgate beneficially owns any shares of Zoll's stock except as listed above.

      Elliott's and Westgate's reason for conducting such business at the meeting is the belief that the adoption of such proposals will be likely to increase stockholder value.

      Neither Elliott nor Westgate is aware of any other stockholder of Zoll who is supporting either of the above-mentioned proposals as of the date of this notice.

      Other than their interests as stockholders of Zoll, neither Elliott nor Westgate has any substantial interest, direct or indirect, in either of the above proposals.

      Please acknowledge receipt of this notice by time and date stamping the enclosed duplicate copy of this letter and returning it to us in the enclosed self-addressed, stamped
envelope.    If there is anything in this notice you do not
understand please call Ralph DellaCamera or Richard Mansouri immediately at (212) 506-2999.


WESTGATE INTERNATIONAL, L.P.        ELLIOTT ASSOCIATES, L.P.

By:   Martley International, Inc.
      Attorney-in-Fact for          By: /s/ Paul E. Singer
      Westgate International, L.P.        Paul E. Singer
                                          General Partner


By:     /s/ Paul E. Singer
      Paul E. Singer
      President
      I hereby consent to serve as a director of Zoll if so
elected.


                              /s/ James W. Biondi
                              James W. Biondi

      I hereby consent to serve as a director of Zoll if so elected.



                              /s/ Michael W. Cleman
                              Michael W. Cleman